March 25, 2020

Via E-mail
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602

       Re:     HC2 Holdings, Inc.
               Preliminary Consent Revocation Statement on Schedule 14A Filed March 20, 2020
               File No. 1-35210

Dear Mr. Grossman:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary consent revocation statement unless otherwise indicated.

Preliminary Consent Revocation Statement

Letter to Stockholders

1. Disclosure indicates that "Percy Rockdale has no duty to act in the best interest of the
       Company's stockholders..." With a view towards disclosure, please advise whether any stockholder has a duty to act in the best interest of stockholders, including when selecting potential nominees to serve on the Board, and what Percy Rockdale could affirmatively do in its capacity as a stockholder in order to be considered by the Company as acting in the best interest of the Company's stockholders. With respect to the reference regarding
       Percy Rockdale's duty in selecting potential nominees to serve on the Board, it is our understanding that notwithstanding Percy Rockdale's interests, any nominees elected to the Board would have a state law fiduciary duty to act in the best interest of all stockholders.
 Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
March 25, 2020
Page 2

Q: What Happens if the Percy Rockdale Proposals Pass? Page 2

2. Disclosure in the answer to this question indicates that "[t]he Board intends, if less than all of the members of the Board are removed, to appoint the candidates receiving the most votes, assuming that such candidate(s) received a majority of the Company
       Securities entitled to vote, although there can be no assurance that the Board will do so."
       Please revise to disclose the reasons why and circumstances pursuant to which the Board would not do so. Also disclose the potential consequences, if any, of the Board not doing
       so.

Reasons to Reject the Percy Rockdale Proposals, page 6

3. Provide support for the statement that Percy Rockdale is conducting a "value-destructive"
       consent solicitation campaign.

Security Ownership of Certain Beneficial Owners and Management, page 21

4. Refer to the beneficial ownership table on page 22. Please advise us of the impact, if any, on the number of shares of common stock beneficially owned by Mr. Falcone disclosed in this table resulting from the order and judgment dated October 3, 2019 by the Supreme
       Court of the State of New York, extending to and including December 31, 2020 the effectiveness of an execution and levy served by the sheriff of the city of New York on the Company on May 10, 2019, with respect to "all property not capable of delivery in the possession of the Company in which judgment debtor Philip Falcone is believed or known to have an interest."

Certain Potential Adverse Consequences..., page 49

5. Refer to the first sentence of the second paragraph. Please revise to explain why the
       Company may be required, as opposed to shall be required, to make an offer to redeem the Preferred Stock upon the occurrence of the events described in this sentence. In addition, disclose the potential consequences resulting from the Company not having sufficient proceeds or the financing available to fund the offer to redeem the Preferred
       Stock.

Proxy Card

6. Please confirm the actual proxy card furnished to stockholders will include the referenced space in Proposals 2 and 3 to write the name of each person for whom the stockholder does not wish to revoke such stockholder's consent.
 Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
March 25, 2020
Page 3

                                             *    *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions